

January 20, 2011

Mr. Anthony K. Slater
Pike Electric Corporation
100 Pike Way
PO Box 868
Mount Airy, NC 27030

     Re: **Pike Electric Corporation**
              Form 10-K for the fiscal year ended June 30, 2010
              Filed September 13, 2010
              Form 10-Q for the quarterly period ended September 30, 2010
              Filed November 9, 2010
              File No. 1-32582

Dear Mr. Slater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Critical Accounting Policies, page 24
Valuation of Goodwill and Other Intangible Assets, page 24

1. We have reviewed your disclosure and have the following comments:
    - We note that the estimated fair value of your construction reporting unit exceeded its carrying value by less than 10%. To the extent that any reporting unit has a fair value that is not substantially in excess of its carrying value, please revise future filings to disclose the amount of goodwill allocated to that reporting unit.
    - We presume that you have determined the estimated fair value of your engineering reporting unit substantially exceeds its carrying value. Please disclose that determination in future filings, if appropriate. Otherwise, please revise future filings to disclose the percentage by which the estimated fair value of that reporting unit

exceeds its carrying value as well as the amount of goodwill allocated to that
reporting unit.

- With a view towards future disclosure, please provide us a more specific and
comprehensive discussion of how you considered your control premium in comparing
the estimated fair values of your reporting units to your net book value and to your
market capitalization.

Results of Operations, page 26

2. We note you cite several factors that impacted your revenues and gross profits. Please
revise future filings to quantify the impact of each factor where practicable.

Note 11. Income Taxes, page 60

3. We note that it does not appear you have established a valuation allowance against your
deferred tax assets. Please revise future filings to disclose and discuss how you have
considered these assets are realizable. Reference ASC 740-10-50-2.

Exhibit 31.1 and 31.2

4. We note that your certifications omit the introductory language in paragraph 4 referring
to internal control over financial reporting as required by Item 601 of Regulation S-K. In
this regard, please amend your filing to include the aforementioned language in your
certifications. Your amendment may consist of a cover page, explanatory note, signature
page and paragraphs 1, 2, 4, and 5 of the certifications.

Form 10-Q for the quarterly period ended September 30, 2010

Note 1. Basis of Presentation, page 4

5. We note that you recorded a $2 million reduction of costs and estimated earnings in
excess of billings on uncompleted contracts related to prior periods. Please provide us a
specific and comprehensive discussion of the nature of this adjustment and how you
determined that the impact was not material to any prior periods or to your expected
annual results. In addition, please tell us what consideration you gave to the impact of
this correction on the current period. Reference SAB Topic 1N.

Liquidity and Capital Resources, page 15

6. Please revise future filings to more specifically address the following items related to
your credit facility:
- the circumstances that resulted in the recent waiver;
- the likelihood that future waivers may be necessary and/or granted;
- any potential negative consequences that may result from future waivers; and

- your future intentions and plans regarding your outstanding debt in light of the 2013 maturity date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief